Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2024 and 2023

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2024 (Unaudited)		December 31, 2023 (Audited)		June 30, 2023 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$37,712	7	$33,824	6	$49,754	9
Financial assets at fair value through profit or loss	1	—	1	—	4	—
Hedging financial assets	—	—	—	—	10	—
Contract assets	7,495	2	6,713	1	6,710	1
Trade notes and accounts receivable, net	23,631	4	24,842	5	21,996	4
Receivables from related parties	86	—	78	—	101	—
Inventories	11,072	2	11,521	2	10,773	2
Prepayments	6,370	1	2,840	1	5,402	2
Other current monetary assets	32,417	6	20,352	4	18,634	3
Incremental costs of obtaining contracts	282	—	211	—	—	—
Other current assets	3,809	1	2,822	1	3,682	1

Total current assets	122,875	23	103,204	20	117,066	22

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,072	—	1,036	—	1,028	—
Financial assets at fair value through other comprehensive income	4,966	1	4,412	1	3,928	1
Investments accounted for using equity method	8,211	2	8,252	2	6,892	1
Contract assets	4,166	1	3,769	1	3,414	1
Property, plant and equipment	284,970	53	292,338	56	287,487	54
Right-of-use assets	11,130	2	11,238	2	11,160	2
Investment properties	11,506	2	9,805	2	10,158	2
Intangible assets	69,489	13	72,727	14	75,902	14
Deferred income tax assets	2,063	—	2,099	—	2,139	—
Incremental costs of obtaining contracts	1,060	—	939	—	950	—
Net defined benefit assets	6,278	1	5,963	1	5,579	1
Prepayments	3,895	1	3,330	—	2,750	1
Other noncurrent assets	4,572	1	4,629	1	4,380	1

Total noncurrent assets	413,378	77	420,537	80	415,767	78

TOTAL	$536,253	100	$523,741	100	$532,833	100

	June 30, 2024 (Unaudited)		December 31, 2023 (Audited)		June 30, 2023 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$365	—	$585	—	$654	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Hedging financial liabilities	—	—	—	—	—	—
Contract liabilities	15,219	3	14,088	3	12,763	2
Trade notes and accounts payable	9,827	2	14,396	3	10,519	2
Payables to related parties	226	—	385	—	266	—
Current tax liabilities	5,773	1	6,613	1	6,171	1
Lease liabilities	3,562	1	3,505	1	3,330	1
Dividends Payable	36,910	7	—	—	36,476	7
Other payables	22,467	4	25,257	5	22,349	5
Provisions	317	—	337	—	224	—
Current portion of long-term loans	1,600	—	1,600	—	—	—
Other current liabilities	978	—	984	—	894	—

Total current liabilities	97,244	18	67,750	13	93,646	18

NONCURRENT LIABILITIES
Long-term loans	—	—	—	—	1,600	—
Bonds payable	30,486	6	30,483	6	30,480	6
Contract liabilities	7,725	2	7,560	2	7,589	2
Deferred income taxes liabilities	2,573	1	2,461	1	2,368	—
Provisions	498	—	485	—	474	—
Lease liabilities	7,452	1	7,470	1	7,327	2
Customers’ deposits	5,137	1	5,309	1	5,069	1
Net defined benefit liabilities	2,138	—	2,098	—	2,272	—
Other noncurrent liabilities	6,916	1	7,406	1	6,483	1

Total noncurrent liabilities	62,925	12	63,272	12	63,662	12

Total liabilities	160,169	30	131,022	25	157,308	30

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	14	77,574	15	77,574	15

Additional paid-in capital	149,828	28	149,828	29	149,845	27

Retained earnings
Legal reserve	77,574	14	77,574	15	77,574	15
Special reserve	2,676	—	2,899	—	2,899	1
Unappropriated earnings	55,589	11	72,059	14	55,509	10

Total retained earnings	135,839	25	152,532	29	135,982	26

Others	722	—	353	—	218	—

Total equity attributable to stockholders of the parent	363,963	67	380,287	73	363,619	68
NONCONTROLLING INTERESTS	12,121	3	12,432	2	11,906	2

Total equity	376,084	70	392,719	75	375,525	70

TOTAL	$536,253	100	$523,741	100	$532,833	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$54,116	100	$53,463	100	$109,059	100	$107,674	100
OPERATING COSTS	33,286	62	33,076	62	67,740	62	66,706	62

GROSS PROFIT	20,830	38	20,387	38	41,319	38	40,968	38

OPERATING EXPENSES
Marketing	6,191	11	5,604	10	12,122	11	11,276	10
General and administrative	1,680	3	1,631	3	3,317	3	3,288	3
Research and development	1,005	2	923	2	1,948	2	1,901	2
Expected credit loss (reversal of credit loss)	24	—	(29)	—	80	—	71	—

Total operating expenses	8,900	16	8,129	15	17,467	16	16,536	15

OTHER INCOME AND EXPENSES	(4)	—	2	—	(1)	—	2	—

INCOME FROM OPERATIONS	11,926	22	12,260	23	23,851	22	24,434	23

NON-OPERATING INCOME AND EXPENSES
Interest income	239	—	201	—	395	1	319	—
Other income	287	1	204	—	325	—	249	—
Other gains and losses	(48)	—	(49)	—	(33)	—	(153)	—
Interest expenses	(83)	—	(77)	—	(166)	—	(153)	—
Share of profits of associates and joint ventures accounted for using equity method	24	—	139	—	37	—	236	—

Total non-operating income and expenses	419	1	418	—	558	1	498	—

INCOME BEFORE INCOME TAX	12,345	23	12,678	23	24,409	23	24,932	23
INCOME TAX EXPENSE	843	2	1,008	1	3,657	3	3,840	3

NET INCOME	11,502	21	11,670	22	20,752	20	21,092	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(386)	(1)	(112)	—	241	—	437	—
Gain or loss on hedging instruments subject to basis adjustment	—	—	9	—	—	—	(3)	—
Share of other comprehensive income (loss) of associates and joint ventures	1	—	(2)	—	1	—	8	—

	(385)	(1)	(105)	—	242		442	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$33	—	$54	—	$137	—	$7	—
Share of other comprehensive income of associates and joint ventures	(3)	—	3	—	22	—	2	—

	30	—	57	—	159	—	9	—

Total other comprehensive income (loss), net of income tax	(355)	(1)	(48)	—	401	—	451	—

TOTAL COMPREHENSIVE INCOME	$11,147	20	$11,622	22	$21,153	20	$21,543	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,207	20	$11,352	21	$20,217	20	$20,522	19
Noncontrolling interests	295	1	318	1	535	—	570	1

	$11,502	21	$11,670	22	$20,752	20	$21,092	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,848	19	$11,303	21	$20,586	19	$20,973	19
Noncontrolling interests	299	1	319	1	567	1	570	1

	$11,147	20	$11,622	22	$21,153	20	$21,543	20

EARNINGS PER SHARE
Basic	$1.45		$1.46		$2.61		$2.64

Diluted	$1.44		$1.46		$2.60		$2.64

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Net income for the six months ended June 30, 2023	—	—	—	—	20,522	20,522	—	—	—	—	20,522	570	21,092
Other comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	10	10	8	436	(3)	441	451	—	451

Total comprehensive income (loss) for the six months ended June 30, 2023	—	—	—	—	20,532	20,532	8	436	(3)	441	20,973	570	21,543

Share-based payment transactions of subsidiaries	—	1	—	—	—	—	—	—	—	—	1	20	21

BALANCE, JUNE 30, 2023	$77,574	$149,845	$77,574	$2,899	$55,509	$135,982	$(103)	$311	$10	$218	$363,619	$11,906	$375,525

BALANCE, JANUARY 1, 2024	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
Appropriation of 2023 earnings
Special reserve	—	—	—	(223)	223	—	—	—	—	—	—	—	—
Cash dividends recognized by Chunghwa	—	—	—	—	(36,910)	(36,910)	—	—	—	—	(36,910)	—	(36,910)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(898)	(898)
Net income for the six months ended June 30, 2024	—	—	—	—	20,217	20,217	—	—	—	—	20,217	535	20,752
Other comprehensive income for the six months ended June 30, 2024	—	—	—	—	—	—	135	234	—	369	369	32	401

Total comprehensive income for the six months ended June 30, 2024	—	—	—	—	20,217	20,217	135	234	—	369	20,586	567	21,153

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	18	18
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	2	2

BALANCE, JUNE 30, 2024	$77,574	$149,828	$77,574	$2,676	$55,589	$135,839	$(33)	$755	$—	$722	$363,963	$12,121	$376,084

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,409	$24,932
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	16,450	16,456
Amortization	3,345	3,354
Amortization of incremental costs of obtaining contracts	437	428
Expected credit loss	80	71
Interest expense	166	153
Interest income	(395)	(319)
Dividend income	(235)	(162)
Compensation cost of share-based payment transactions	4	5
Share of profits of associates and joint ventures accounted for using equity method	(37)	(236)
Loss (gain) on disposal of property, plant and equipment	1	(2)
Gain on disposal of financial instruments	(1)	—
Gain on disposal of investments accounted for using equity method	(61)	—
Provision for impairment loss and obsolescence of inventory (reversal of impairment loss)	36	(9)
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	72	88
Others	34	15
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,181)	(932)
Trade notes and accounts receivable	1,126	2,595
Receivables from related parties	(8)	(26)
Inventories	413	552
Prepayments	(3,405)	(3,009)
Other current monetary assets	(71)	(476)
Other current assets	(987)	(127)
Incremental cost of obtaining contracts	(629)	(398)
Increase (decrease) in:
Contract liabilities	1,296	(712)
Trade notes and accounts payable	(4,569)	(5,910)
Payables to related parties	(159)	(273)
Other payables	(2,127)	(2,794)
Provisions	(7)	299
Other current liabilities	(4)	(104)
Net defined benefit plans	(275)	(326)

Cash generated from operations	33,718	33,133

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2024	2023
Interests paid	$(138)	$(125)
Income taxes paid	(4,349)	(4,543)

Net cash provided by operating activities	29,231	28,465

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(313)	—
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	3	—
Acquisition of financial assets at fair value through profit or loss	(112)	(115)
Proceeds from disposal of financial assets at fair value through profit or loss	5	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	—	19
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(47,078)	(28,442)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	35,505	14,406
Acquisition of investments accounted for using equity method	(112)	—
Acquisition of property, plant and equipment	(10,250)	(11,774)
Proceeds from disposal of property, plant and equipment	8	13
Acquisition of intangible assets	(102)	(68)
Acquisition of investment properties	—	(48)
Decrease in other noncurrent assets	55	331
Increase in prepayments for leases	(690)	(1,017)
Interests received	381	282
Dividends received	153	9

Net cash used in investing activities	(22,547)	(26,404)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	540	1,975
Repayments of short-term loans	(760)	(2,043)
Decrease in customers’ deposits	(173)	(104)
Payments for the principal of lease liabilities	(1,941)	(2,084)
Decrease in other noncurrent liabilities	(490)	(243)
Cash dividends distributed to noncontrolling interests	(4)	(6)
Change in other noncontrolling interests	14	16

Net cash used in financing activities	(2,814)	(2,489)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2024	2023
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$18	$(11)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,888	(439)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,824	50,193

CASH AND CASH EQUIVALENTS, END OF PERIOD	$37,712	$49,754

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2024 and 2023

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2024 and 2023, the related consolidated statements of comprehensive income for the three months ended June 30, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2024 and 2023 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.